MORGAN STANLEY NORTH AMERICAN GOVERNMENT INCOME TRUST

Item 77.C.	Matters Submitted to a Vote of Shareholders

	On June 26, 2001, a Special Meeting of the Trust's shareholders was held to vote upon the approval of a new Sub-Advisory Agreement between Morgan Stanley Investment Advisors Inc. and TCW Investment Management Company, a wholly-owned subsidiary of The TCW Group, Inc., in connection with the proposed acquisition of a controlling interest in The TCW Group, Inc. by Societe Generale Asset Management, S.A., a wholly-owned subsidiary of Societe Generale, S.A. The vote on the Shareholder proposal was as follows:



For: 6,525,225		Against: 197,633 		Abstain: 478,969